UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Changes of Representative Corporate Executives

Tokyo, March 22, 2023 — MUFG announced the following change in Representative Corporate Executives decided today.

1. Reasons for the Changes

Change of Representative Corporate Executives as part of regular changes in corporate executives.

2. Change in Representative Corporate Executives

(1) Effective as of May 15, 2023

Name	New Position	Former Position
Seiichiro Akita	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division)	—

3. CV of New Representative Corporate Executive

Seiichiro Akita

Date of Birth	November 11, 1966

Education	Mar. 1989	Bachelor of Arts degree in Law, Keio University

Business Experience	Apr. 1989	Joined The Mitsubishi Bank, Ltd., Shinbashi Branch
	Jun. 2015	Executive Officer and General Manager, Corporate Banking Division No.3 and Corporate Banking Group No.1 of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	May 2017	Executive Officer and Managing Director, Head of Americas Holdings Division of The Bank of Tokyo-Mitsubishi UFJ, Ltd. Head of Asian Corporate Banking of MUFG Americas Holdings Corporation
	Apr. 2019	Managing Executive Officer and Managing Director, Head of Japanese Corporate Banking Division for the Americas of MUFG Bank, Ltd.
	May 2019	Managing Executive Officer and Regional Executive for Krungsri of MUFG Bank, Ltd. (current) President and Chief Executive Officer of Bank of Ayudhya Public Company Limited (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 3,712 (As of September 30, 2022)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,100 locations in more than 50 countries. The Group has about 160,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english

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